Exhibit 99.1

Investor News	Fresenius Medical Care AG & Co. KGaA
Investor Relations
Else-Kröner-Str. 1
D-61352 Bad Homburg

Contact:

Oliver Maier
	Phone:	+ 49 6172 609 2601
	Fax:	+ 49 6172 609 2301
	E-mail:	ir@fmc-ag.com

North America:
Terry Proveaux
	Phone:	+ 1 800 948 2538
	Fax:	+ 1 615 345 5605
	E-mail:	ir@fmc-ag.com

Internet: http://www.fmc-ag.com

February 01, 2007

Fresenius Medical Care and Amgen Establish a Joint Research Program in Europe

Bad Homburg, Germany – Fresenius Medical Care, the world’s leading renal therapy company, today announced that it has agreed with Amgen Europe (Amgen) to establish a joint research project aimed at further improving treatment outcomes for kidney patients in Europe.

In the scope of the joint research agreement, Fresenius Medical Care and Amgen will facilitate a working group of European scientific experts in the renal field. The working group will analyze practices in the treatment of chronic kidney disease (CKD) and will publish their findings for improved therapeutic options.

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The working group will be led by renowned independent scientists in the field of nephrology, who will lead the analysis process. Both Amgen and Fresenius Medical Care will engage renowned consultants in the field of nephrology who will help lead the analysis process and develop additional research questions.

The focus of the first research efforts will be on anemia and bone mineral disease affecting patients with kidney failure.

Dr. Ben Lipps, Chief Executive Officer of Fresenius Medical Care, commented: “We are pleased to partner with Amgen in this European initiative. This agreement is a pure research project designed to pool both companies’ expertise in the field and analyze data available. This is yet another step in our long-term growth strategy to further enhance our renal drug initiative. Our objective is to assist further improvements in patient medical outcomes with our customers and our own network of clinics.”

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About Fresenius Medical Care
Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,400,000 individuals worldwide. Through its network of 2,085 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 161,433 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products). Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME, FME3) and the New York Stock Exchange (FMS, FMS-p). For more information about Fresenius Medical Care visit the Company’s website at www.fmc-ag.com.

About Amgen
Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a broad and deep pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. For more information about Amgen visit the Company’s website at www.amgen.com.

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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